82-34639

AGENIX LIMITED
11 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.net

AGENIX

SEC#82-5258

03032139

4 September 2003

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

SUPPL

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcements that were made to the Australian Stock Exchange. We are providing a copy of these announcements by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

Neil Leggett
Company Secretary

dlw 9/23

SEC MAIL RECEIVED
SEP 11 2003
WASH. D.C.

AGENIX

Company Announcement

AGENIX SUBSIDIARY, AGEN BIOMEDICAL LTD, FILES FOR PATENT NONINFRINGEMENT IN USA COURT

4 September 2003

AGEN Biomedical Ltd (AGEN), a subsidiary of established healthcare and diagnostic biotechnology company Agenix Limited (Brisbane Australia), today announced the filing of a patent lawsuit in the United States District Court for the Northern District of California in San Francisco. AGEN's lawsuit seeks a declaration that its canine heartworm test kit does not infringe the claims of United States Patent 4,789,631 and that a claim of that patent is invalid.

"AGEN has been seeking to resolve this matter through discussions with Synbiotics management for some months and, since these discussions have not been fruitful, AGEN has implemented this affirmative step to resolve this matter immediately " said Donald Home, Agenix Managing Director. "It is not anticipated that there will be any impact on the distribution of AGEN products in the US as a consequence of this action."

AGEN yesterday announced the signing of a distribution deal with VedCo Inc who has revenues in excess of USD100 million through 26 nationwide distributors. It is expected that VedCo will fully replace the sales and profitability previously provided by Synbiotics. AGEN is continuing to seek out and secure the best partners for its animal health business and negotiations are ongoing in this respect.

"These actions demonstrate and reinforce Agenix's transparent and straightforward stance with regard to all intellectual property matters," said Mr Home. "We are confident of our position in this matter and have retained US based law firm Morrison & Foerster to act for us in this matter. Morrison and Foerster also represented us in the previous case against Synbiotics which resulted in the recovery of all outstanding monies that were owed to us."

Agenix Limited [ASX:AGX, NASDAQ: AGXLY] is a listed company based in Brisbane, Australia, and is part of the Standard & Poor's/ASX 300 index. It manufactures, distributes and markets human and veterinary diagnostic test kits, over-the-counter pharmaceuticals and infant care products via its wholly-owned subsidiaries AGEN Biomedical and Milton Pharmaceuticals. Agenix focuses on developing a horizontally-integrated product portfolio to service the needs of the acute phase thrombosis market. Agenix's lead candidate is its high-technology ThromboView® blood clot-imaging project, which is currently undergoing human trials. ThromboView® uses radiolabelled antibodies to locate blood clots in the body. It could revolutionise the US $3 billion global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Federal Government through its START scheme. Agenix employs 200 staff and sells its products to more than 50 countries. ThromboView® is a registered trademark of AGEN Biomedical.

For more detailed information contact:

Donald Home
Managing Director and CEO
Agenix Ltd
+61 (0)7 3370 6000
dhome@agenix.com

AGENiX

Company Announcement

AGENIX APPOINTS VEDCO INC.TO DISTRIBUTE ANIMAL HEALTH DIAGNOSTIC PRODUCTS IN USA

3rd September 2003

Brisbane, Australia - based healthcare and diagnostic biotechnology company Agenix Limited (ASX: AGX,), and Vedco Inc. (St Joseph, MO, USA) announce the signing of a new distribution agreement. Vedco is a strongly growing veterinary products company owned by ten of the major veterinary wholesalers in the US and has a turnover in excess of USD100 million. Vedco markets and sells veterinary hospital, pharmaceutical, medical and diagnostic products through its 26 nationwide distributor network.

Under the agreement, Agenix's subsidiary AGEN Biomedical Limited will supply a range of companion animal diagnostic products to Vedco for sale to US veterinarians. The AGEN products will be sold by Vedco under its STATScreen® brand. This addition to AGEN's distribution channels will boost and enhance AGEN's reach into the key US pet testing market relative to the recently terminated Synbiotics relationship. In addition, Vedco's structure represents a beneficial change for AGEN in its approach to market, providing increased margins over time. The agreement is therefore expected to reinstate US sales in full and enhance profits in the short to medium term.

Under the agreement, AGEN will supply Vedco with point of care tests for a number of major parasitic and infectious diseases of cats and dogs. The first two products to be released will be point of care tests for Canine Heartworm and Feline Leukemia Virus. These tests are used within the veterinary hospital to provide rapid (5-10 minute) results to the veterinarian on the disease status of the animal.

Canine Heartworm, a parasitic disease of dogs' hearts and lungs, affects approximately 20% of the 62 million dogs within the USA and the market for Canine Heartworm rapid diagnostics in the US was worth an estimated USD52 million in 2002.

Feline Leukemia Virus, a disease spread by cat to cat grooming, affects approximately 5% of the 70 million cats in the USA and is increasing in prevalence.

"This new agreement demonstrates AGEN's strong commitment to the US animal health market," said Dr. Paul MacLeman, Vice President Animal Health at AGEN Biomedical. "Since the mid-1980s AGEN has served as a driver and innovator in this market and this re-entry provides a platform for our continued activity and growth in this region. AGEN was one of the first companies globally to bring biotech based diagnostic products to the animal health market and continues to strive to grow our market share through the delivery of innovative, accurate and reliable tests to our US veterinary customers."

Agenix Limited [ASX:AGX, NASDAQ: AGXLY] is a listed company based in Brisbane, Australia, and is part of the Standard & Poor's/ASX 300 index. It manufactures, distributes and markets human and veterinary diagnostic test kits, over-the-counter pharmaceuticals and infant care products via its wholly-owned subsidiaries AGEN Biomedical and Milton Pharmaceuticals. Agenix focuses on developing a horizontally-integrated product portfolio to service the needs of the acute phase thrombosis market. Agenix's lead candidate is its high-technology ThromboView® blood clot-imaging project, which is currently undergoing human trials. ThromboView® uses radiolabelled antibodies to locate blood clots in the body. It could revolutionise the US $3 billion global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Federal Government through its START scheme. Agenix employs 200 staff and sells its products to more than 50 countries. ThromboView® is a registered trademark of AGEN Biomedical.

Vedco Inc. is a US broad-based animal health care company devoted to the efficient sales, marketing and distribution of pharmaceuticals, nutritional and medical products including devices and diagnostics to US veterinarians and their patients.

For more detailed information contact:

Donald Home	or	Craig Campbell
Managing Director and CEO		General Manager
Agenix Ltd		Vedco Inc
+61 (0)7 3370 6300		+1 (888) 708 3326
dhome@agenix.com		craig@vedco.com